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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(B)

                             (Amendment No.       )(1)
                                            ------

                          Racing Champions Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   750069 10 6
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                                 (CUSIP Number)



     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 750069 10 6

     1)   Name of Reporting Person       Peter K.K.Chung
                                  ----------------------------------------------
          I.R.S. Identification No. of Above Person (Entities Only)

     ---------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)   [ ]

          (b)   [ ]

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     3)   SEC Use Only
                      ----------------------------------------------------------

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     4)   Citizenship or Place of Organization     Canada
                                              ----------------------------------

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     Number of Shares          5)   Sole Voting Power             1,303,701
     Beneficially Owned                                           ---------
     By Each Reporting         6)   Shared Voting Power               0
     Person With                                                  ---------
                               7)   Sole Dispositive Power        1,303,701
                                                                  ---------
                               8)   Shared Dispositive Power          0
                                                                  ---------

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     9)   Aggregate Amount Beneficially Owned by Each Reporting
          Person            1,303,701
                ----------------------------------------------------------------

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     10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions) [ ]

     11)  Percent of Class Represented by Amount in Row 9           9.8%
                                                                  ---------

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     12)  Type of Reporting Person (See Instructions)                IN
                                                                  ---------

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Item 1(a) Name of Issuer

      Racing Champions Corporation

Item 1(b) Address of Issuer's Principal Executive Offices.

      Racing Champions Corporation
      800 Roosevelt Road
      Building C, Suite 320
      Glen Ellyn, IL 60137

Item 2(a) Name of Person Filing.

      Peter K.K. Chung

Item 2(b) Address of Principal Business Office or, if None, Residence.

      Peter K.K. Chung
      Units 901-906 Tower I
      Enterprise Square
      9 Sheung Yet Road
      Kowloon Bay, Kowloon, Hong Kong

Item 2(c) Citizenship.

      Peter K.K. Chung is a citizen of Canada.

Item 2(d) Title of Class of Securities.

      Common Stock, par value $.01 per share

Item 2(e) CUSIP Number.

      750069 10 6

Item 3. Filing Status if Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

      Not applicable.



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Item 4. Ownership.

        (a)  Amount Beneficially Owned:  1,303,701 (1)

        (b)  Percent of Class:  9.8%

        (c)  Number of Shares as to Which Such Person Has:

             (i)    Sole Power to Vote or to Direct the Vote:  1,303,701 (1)

             (ii)   Shared Power to Vote or to Direct the Vote:  0

             (iii)  Sole Power to Dispose or Direct the
                    Disposition of:  1,303,701 (1)

             (iv)   Shared Power to Dispose or Direct the Disposition of:  0

(1) Shares held by Yellow Gold Services Limited, a corporation controlled by Mr. Chung.

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 13, 1998
                                          -----------------------------
                                                     Date


                                             /s/ Peter K.K. Chung
                                          -----------------------------
                                                   Signature


                                                 Peter K.K. Chung
                                         -----------------------------
                                                    Name/Title


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